Exhibit 5.3
[Slaughter and May Letterhead]

25 November 2005

The Directors	Your reference
Shire Finance Limited
c/o Maples and Calder	Our reference
Ugland House	RCS/LVJ
South Church Street	Direct line
PO Box 304	020 7090 3430
George Town
Grand Cayman
Cayman Islands

The Directors
Shire plc
Hampshire International Business Park
Chineham
Basingstoke
Hampshire RG24 8EP
England

Dear Sirs,

Introduction

1.	This letter is addressed to you in connection with the Registration Statement on Form S-3 of even date with this letter (the “Form S-3”) relating to the US$400,000,000 2 per cent senior guaranteed notes due 2011 (the “Notes”) issued by Shire Finance Limited (the “Issuer”). The Notes are convertible into exchangeable redeemable preference shares (the “Preference Shares”) in the capital of the Issuer which may be exchanged for ordinary shares (the “Shares”) in the capital of Shire plc (the “Company”) or ADSs representing Shares (the “ADSs”). The Company and Shire Pharmaceuticals Group plc (“SPG”) have entered into guarantees in respect of the Notes and the Preference Shares pursuant to an amended and restated indenture and an amended and restated preference shares guarantee agreement and the Company has entered into a guarantee in respect of the Notes under a separate guarantee, each dated as of 23rd September, 2005 (the “Guarantees”). For the purposes of this opinion, “Shares” includes the Shares to be represented by ADSs to be issued to JPMorgan Chase, N.A. of New York, as depositary under the deposit agreement dated as of 25th November, 2005 entered into by the Company, and such other depositary as the Company may appoint from time to time.

2.	This letter may be relied upon only by you and may be used only in connection with the Notes. Neither its contents nor its existence may be disclosed to any other person unless we have given our prior written consent or as set out in paragraph 9 below.

Scope

3.	This letter sets out our opinion on certain matters of English law as at today’s date. We have not made any investigation of, and do not express any opinion on, any other law. This letter is governed by and is to be construed in accordance with English law. To the extent that the laws of the United States of America and/or the Cayman Islands may be relevant, we have made no independent investigation thereof and our opinion is subject to the effect of such laws.

4.	We have examined copies of the documents mentioned herein and such other documents as we have considered necessary. We have not undertaken any exercise which is not described in this letter.

Documents examined

5.	For the purpose of this opinion we have examined and relied upon the following documents:

	(i)	a copy of the Form S-3;

	(ii)	copies of the Memorandum and Articles of Association of the Company and of the Memorandum and Articles of Association of SPG;

	(iii)	a copy of the amended and restated preference shares guarantee agreement dated as of 23rd September, 2005 between the Issuer, the Company, Shire Pharmaceuticals Group plc and The Bank of New York, as guarantee trustee (the “Amended and Restated Preference Shares Guarantee Agreement”);

	(iv)	a copy of the amended and restated indenture dated as of 23rd September, 2005 between the Issuer, the Company, Shire Pharmaceuticals Group plc and The Bank of New York, as trustee (the “Amended and Restated Indenture”) and a copy of the guarantee entered into by the Company in relation to that amended and restated indenture (the “Notes Guarantee”);

	(v)	a copy of the minutes of a meeting of the Board of Directors of the Company held on 7th September, 2005 and of meetings of a committee of the Board of Directors

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of the Company held on 23rd September 2005 and 22nd November, 2005 (the “Company Board Minutes”);

(vi)	a copy of the minutes of a meeting of the Board of Directors of SPG held on 7thSeptember, 2005 and of a meeting of a committee of the Board of Directors of SPG on 23rd September, 2005 (the “SPG Board Minutes”);

(vii)	a copy of a notice of an Extraordinary General Meeting of the Company dated 19th September, 2005;

(viii)	the entries shown on the CH Direct print out obtained by us from the Companies House database on 24th November, 2005 of the file of the Company and of the file of SPG maintained at Companies House (the “Company Search”); and

(ix)	such other documents and records as we have considered necessary or appropriate for the purposes of this opinion.

     The Amended and Restated Preference Shares Guarantee Agreement, the Notes Guarantee and the Amended and Restated Indenture are hereinafter described as the “Agreements”.

Assumptions

6.	In giving this opinion, we have assumed:

	(A)	that all signatures purporting to be on behalf of any parties to the Agreements or are those of persons authorised by the relevant resolutions to execute the Agreements on behalf of such parties;

	(B)	the capacity, power and authority of each of the parties to the Agreements (other than the Company and SPG) to execute, deliver and perform the terms thereof;

	(C)	that each of the Agreements has been duly executed and unconditionally delivered by each of the parties thereto (other than the Company and SPG) in accordance with all applicable laws;

	(D)	that each of the parties to the Agreements (other than the Company and SPG) is duly incorporated and validly existing under the laws of its country of incorporation;

	(E)	that the Agreements constitute valid and binding obligations of each of the parties thereto under New York law (by which they are expressed to be governed);

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(F)	that no law of any jurisdiction outside England and Wales would render the execution or delivery of the Agreements or the issue of the Shares illegal or ineffective and that, insofar as any obligation under the Agreements is performed in, or is otherwise subject to, any jurisdiction other than England and Wales, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction;

(G)	(i)	that the Company Board Minutes truly record the proceedings of duly convened, constituted and conducted meetings of the Board of Directors and a duly authorised committee of the Board of Directors of the Company and that the directors of the Company present at the meetings recorded in the Company Board Minutes were acting in the interests and for a proper purpose of the Company;

	(ii)	that the SPG Board Minutes truly record the proceedings of duly convened, constituted and conducted meetings of the Board of Directors of SPG and a duly authorised committee of the Board of Directors of SPG and that the directors of SPG present at the meetings recorded in the SPG Board Minutes were acting in the interests and for a proper purpose of SPG; and

	(iii)	that the resolutions passed and authorisations recorded in the Company Board Minutes and the SPG Board Minutes have not subsequently been amended, revoked or superseded;

(H)	the authenticity, completeness and conformity to original documents of all copy documents examined by us;

(I)	(i)	that the Agreements were entered into by the Company and SPG in good faith and in furtherance of their objects under their respective Memoranda of Association;

	(ii)	that the Agreements are in the best interests and to the advantage of both the Company and SPG;

(J)	that the extraordinary general meeting of the Company held on 19th September, 2005 was duly convened and held and that resolution number 9 set out in the notice of such meeting was duly passed (without any amendment thereto whatsoever) and that the foregoing resolution was filed in accordance with Section 380 of the Companies Act 1985 (as amended) and remains in full force and effect;

(K)	that the Shares will be issued pursuant to and in accordance with the provisions of the Memorandum and Articles of Association of the Company and within the

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scope of the authority conferred by the resolution referred to in paragraph (J) above;

(L)	that there are no agreements or arrangements in existence which affect the issue of the Shares;

(M)	that the entering into of the Agreements did not cause the Company or its directors to be in default under article 101 (Borrowing Powers) of the Company’s Articles of Association and such borrowing limits have not been exceeded by any other agreement entered into by the Company or its subsidiaries and the entering into of the Agreements did not cause SPG or its directors to be in default under article 102 (Borrowing Powers) of SPG’s Articles of Association and such borrowing limits have not been exceeded by any other agreement entered into by SPG or its subsidiaries;

(N)	that the copy of the Memorandum and Articles of Association of the Company examined by us is complete, accurate and up-to-date and would, if issued today, comply with Section 380 of the Companies Act 1985 (as amended) and the copy of the Memorandum and Articles of SPG examined by us is complete, accurate and up-to-date and would, if issued today, comply with section 380 of the Companies Act 1985 (as amended);

(O)	(i) that the information disclosed by the Company Search and by our telephone search on 24th November, 2005 at the Central Registry of Winding-Up Petitions in relation to the Company and SPG was then accurate and has not since then been altered or added to; and

(ii) that those searches did not fail to disclose any information relevant for the purposes of this opinion;

(P)	that the directors of the Company have acted in good faith in the interests of the Company and in accordance with their duties under all applicable laws and the Memorandum and Articles of Association of the Company and the directors of SPG have acted in good faith in the interests of SPG and in accordance with their duties under all applicable laws and the Memorandum and Articles of Association of SPG;

(Q)	that words and phrases used in the Form S-3 and the Agreements have the same meaning and effect as they would if those documents were governed by English law and there is no provision of any law (other than English law) which would affect anything in this opinion letter;

(R)	that:

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(i)	neither the Company nor SPG has made any proposal for a voluntary arrangement under Part I of the Insolvency Act 1986 (as amended) or passed any voluntary winding-up resolution;

(ii)	no application has been made or petition presented to a court, and no order has been made by a court, for the winding-up, dissolution, or administration of the Company or SPG; and

(iii)	no administrator, receiver, administrative receiver, trustee in bankruptcy or similar officer has been appointed in relation to the Company or SPG or any of their assets or revenues, and no notice has been given or filed in relation to the appointment of such an officer; and

(S)	that no other event occurs after the date hereof which would affect the opinions herein stated.

Opinion

7.	We are of the opinion that, relying on the assumptions listed in paragraph 6 above and subject to the reservations described in paragraph 8 below:-

	(A)	the Company and SPG have been duly incorporated and are validly existing as public limited companies under the laws of England and Wales;

	(B)	the Company has the requisite corporate power to issue the Shares and all shareholder resolutions necessary to authorise such issue have been passed.

The Shares to be issued by the Company will, when so issued, have been validly authorised, allotted and issued as fully paid and non-assessable. On this basis, the Shares will be issued free of any pre-emptive rights and no personal liability by way of call will attach to the holders of the Shares as such holders under English law;

	(C)	the execution, delivery and performance by the Company and SPG of the Agreements have been duly authorised by all necessary action by the Company.

	(D)	assuming that the Agreements create valid and binding obligations of the parties under New York law, the performance of the obligations of the Company under the Guarantees are not prohibited by any law or regulation applicable to English companies generally or by the Memorandum and Articles of Association of the Company;

	(E)	assuming that the Agreements create valid and binding obligations of the parties under New York law, the performance of the obligations of SPG under the

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Guarantees are not prohibited by any law or regulation applicable to English companies generally or by the Memorandum and Articles of Association of SPG; and

(F)	a final and conclusive judgment against the Company or SPG for a definite sum of money entered by any United States federal or state court sitting in New York City, the United States of America in any suit, action or proceedings arising out of or in connection with the Guarantees would be enforced by the English courts, without re-examination or re-litigation of the matters adjudicated upon if:

	(i)	the judgment was not obtained by fraud;

	(ii)	the enforcement of the judgment would not be contrary to English public policy (and enforcement of a judgment for liability founded in US Federal or State securities law may be contrary to public policy);

	(iii)	the judgment was not obtained in proceedings contrary to natural justice;

	(iv)	the judgment is not inconsistent with an English judgment in respect of the same matter;

	(v)	the judgment is not for multiple damages; and

	(vi)	enforcement proceedings are instituted within six years after the date of the judgment.

Reservations

8.	Our opinion is qualified by the following reservations and by any matter of fact not disclosed to us:-

	(A)	English law, the Articles of Association of the Company and the Listing Rules of the United Kingdom Listing Authority contain restrictions on the transfer of shares and voting rights in certain limited circumstances including the following:

		(i)	transfers of shares may be avoided under the provisions of insolvency law, or where any criminal or illegal activity is involved, or where the transferor or transferee does not have the requisite legal capacity or authority, or where the transferee is subject to restrictions or constraints;

		(ii)	the registration of a transfer of shares by a particular shareholder may be restricted if that shareholder has failed to disclose his interest in shares in the Company after having been served with a notice by the Company

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requesting such disclosure pursuant to Section 212 of the Companies Act 1985;

(iii)	save in the case of depositary schemes or clearance services, no transfer will be registered unless the appropriate stamp duty has been paid at the rate of 0.5 per cent. (rounded up if necessary to the nearest multiple of five pounds sterling ((pound) 5)) of the stated consideration or if the stock transfer form is otherwise not in order;

(iv)	any holder of shares who is a person discharging managerial responsibilities or an employee with access to inside information in relation to the Company is bound by the Model Code annexed to the Listing Rules of the United Kingdom Listing Authority which imposes restrictions on the ability of such persons to transfer shares in the two months prior to the announcement of final results, in the 30 day period prior to the announcement of quarterly results and at other times when inside information exists in relation to the Company;

(v)	under the Companies Act 1985 and subject to the Uncertificated Securities Regulations 2001, the Company can close its register of members from time to time for periods not exceeding 30 days in aggregate in any calendar year and during any such period no transfer of shares may be registered;

(vi)	no share may be transferred after the passing of a resolution for the winding-up of the Company;

(vii)	a company or the Court may impose restrictions on the transferability and other rights of shares held by persons who do not comply with the company’s proper enquiries, under the Companies Act of 1985 or that company’s articles of association (if they so provide), considering the ownership of shares; and

(viii)	there may be circumstances in which a holder of shares becomes obliged to transfer those shares under the provisions of the Companies Act 1985, for example following the implementation of a takeover where minority shareholders are compulsorily bought out or following the implementation of a scheme of arrangement. Once a holder of shares becomes obliged to make such a transfer he may not transfer to any other person;

(B)	shareholders can make arrangements outside the Company’s constitutional documents in respect of restrictions on transfer or pre-emptive rights relating to shares, about which we express no opinion;

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(C)	laws relating to liquidation or administration or other laws or procedures affecting generally the enforcement of creditors’ rights may affect the obligations of the Company and SPG under the Agreements and in respect of the Shares and the remedies available;

(D)	the English courts may stay proceedings or decline jurisdiction, notably if concurrent proceedings are being brought elsewhere; and

(E)	if an English court assumes jurisdiction:

	(i)	it would not apply New York law (by which the Agreements are expressed to be governed) if:

(a) New York law were not pleaded and proved; or

(b) to do so would be contrary to English public policy or mandatory rules of English law;

	(ii)	it may have to have regard to the law of the place of performance of any obligation under the Agreements which is to be performed outside England and Wales. It may refer to that law in relation to the manner of performance and the steps to be taken in the event of defective performance; and

	(iii)	any enforcement of the obligations of the Company and SPG under the Agreements in proceedings before the English courts would be by way of grant of a remedy in the event of a breach of those obligations. The nature and availability of the remedies provided by the English courts would depend on the circumstances. These remedies, including an order by the court requiring the payment of damages or the payment of a sum due, would be available subject to principles of law, equity and procedure of general application. Some remedies, including an order by the court requiring specific performance of an obligation or the issue of an injunction, would be entirely within the discretion of the court. The possibility of obtaining any remedy would be lost if proceedings were not to be commenced within certain time limits. The English courts have power to stay proceedings, notably if concurrent proceedings are being brought elsewhere.

Accordingly, enforcement of the obligations of the Company and SPG under the Agreements would not be certain in every circumstance.

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Consent

9.	We hereby consent to the disclosure of this opinion letter as an exhibit to the Form S-3 and its consequent filing with the SEC.

Yours faithfully,

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